UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **April 25, 2002**

AirTran Holdings, Inc.
(Exact name of registrant as specified in its charter)
State of Incorporation: **Nevada**

9955 AirTran Boulevard, Orlando, Florida 32827
(Address of principal executive offices) (Zip Code)

(407) 251-5600
(Registrant's telephone number, including area code)

Commission file number: **1-15991**   I.R.S. Employer Identification No: **58-2189551**



AirTran Airways, Inc.
(Exact name of registrant as specified in its charter)
State of Incorporation: **Delaware**

9955 AirTran Boulevard, Orlando, Florida 32827
(Address of principal executive offices) (Zip Code)

(407) 251-5600
(Registrant's telephone number, including area code)

Commission file number: **333-37487-09**   I.R.S. Employer Identification No: **65-0440712**

Item 5. Other Events
AirTran Holdings, Inc. is filing as Exhibit 99 to this Form 8-K a press release issued by AirTran Holdings, Inc. and AirTran Airways, Inc. on April 25, 2002 announcing financial results for both companies for the first quarter of 2002.

Item 7. Financial Statements and Exhibits
 (c) Exhibits. The following exhibit is filed with this Report:

    99 - Press Release of AirTran Holdings, Inc. and AirTran Airways, Inc. (April 25, 2002)

Item 9. Regulation FD
On April 25, 2002 members of AirTran Holdings, Inc. (the "Company") management held a conference call with investors to discuss the release of the Company's financial results for the first quarter of 2002 as well as certain information regarding estimates for 2002.

During this call, management noted the following among other things:

--   Entering the seasonally strong second quarter, future bookings and load factor continue to show improvement;

--   Available seat miles are projected to grow approximately 20 percent in the second quarter, 30 percent in the third quarter and 35 percent in the fourth quarter on a year-over-year basis;

--   Aircraft insurance and security costs are expected to trend in the direction of first quarter 2002 costs;

--   During the second quarter we expect to take deliveries of five additional Boeing 717 aircraft and intend to retire three McDonnell Douglas DC-9 aircraft;

--   We expect our non-fuel unit costs will continue to improve approximately five to seven percent in the second quarter and three to four percent in the second half of the year on a year-over-year basis; and

--   We estimate the price of fuel to be in the range of $0.85 to $0.95 per gallon.

The information contained in this Form 8-K, including Exhibit 99, contains forward-looking statements. Statements regarding the Company's future bookings and load factor, available seat mile growth, aircraft insurance and security cost trends, fleet plans, and our ability to maintain or improve costs are forward-looking statements and are not historical facts. Instead, they are estimates or projections involving numerous risks or uncertainties, including but not limited to, consumer demand and acceptance of services offered by the Company, the Company's ability to maintain or improve current cost levels, fare levels and actions by competitors, regulatory matters and general economic conditions. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including but not limited to the Company's annual report on Form 10-K for the year ended December 31, 2001. The Company disclaims any obligation or duty to update or correct any of its forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	AirTran Holdings, Inc.
	(Registrant)

Date: April 25, 2002

/s/ Stanley J. Gadek

Stanley J. Gadek
Senior Vice President, Finance,
Treasurer and Chief Financial Officer
(Principal Accounting and Financial Officer)

	AirTran Airways, Inc.
	(Registrant)

Date: April 25, 2002

/s/ Stanley J. Gadek

Stanley J. Gadek
Senior Vice President, Finance,
Treasurer and Chief Financial Officer
(Principal Accounting and Financial Officer)

EXHIBIT 99

AirTran Holdings Reports First Quarter Results;
Traffic Up 6.1 Percent, Unit Costs Improve 7.7 Percent

AirTran Holdings, Inc., (NYSE:AAI), the parent company of AirTran Airways, today reported a net loss for the quarter ending March 31, 2002, of $3.0 million, or $0.04 per diluted share, versus net income of $8.8 million, or $0.12 per diluted share in the year-earlier quarter.

Included in the first quarter results was a $5.6 million after-tax, non-cash credit adjustment reducing other expense, net that was related to the change in value of our fuel-related derivative contracts. These contracts were terminated during the first quarter of 2002. Also included in the first quarter results was an income tax benefit of $0.8 million resulting from a reduction in the company's tax liability as a result of an economic stimulus package recently passed by Congress. Without these adjustments, AirTran Airways' net loss was $9.4 million or $0.13 per diluted share.

Commenting on the quarter's performance, Joe Leonard, AirTran Airways' chairman and chief executive officer, said, "During the first quarter of 2002, AirTran Airways recorded net income for the month of March. This is a testament to the tireless efforts of all of our employees as well as to the strength of our low-fare business model." Leonard added, "AirTran Airways is committed to being the low-fare leader dedicated to providing our customers with the best value for their travel dollars."

Traffic, or revenue passenger miles (RPMs), increased 6.1 percent over the year-earlier period setting a new first quarter record. Capacity, or available seat miles (ASMs), increased 12.8 percent reflecting additional Boeing 717 aircraft in service during the current period. Load factor declined 4.2 points to 66.3 percent. AirTran Airways served 2.1 million passengers in the first quarter of 2002, an increase of 1.8 percent over the first quarter of 2001.

Unit costs on both an operating and non-fuel basis improved year-over-year. Operating cost per ASM improved 7.7 percent to 9.02 cents per mile, compared to 9.77 cents, helped in part by the reduction in fuel prices year-over-year. Excluding the effect of the lower fuel costs, AirTran Airways' non-fuel unit costs declined 4.7 percent to 7.14 cents per mile from 7.49 cents.

Stan Gadek, AirTran Airways' senior vice president and chief financial officer, said, "Our unit costs continue to improve as we take additional deliveries of Boeing 717 aircraft. The outstanding economics of this airplane coupled with a company-wide cost containment program helped to achieve these significant cost reductions."

Highlights of the airline's recent accomplishments include:

-- Accelerating our fleet modernization plan in February 2002 with a lease financing commitment from Boeing Capital Services Corporation for the delivery of 20 Boeing 717 aircraft in 2002. In conjunction with these deliveries, AirTran Airways expects to retire 14 DC-9 aircraft.

-- Successfully launched service to Rochester, NY, along with offering enhanced service from Newport News/Williamsburg, VA, to New York LaGuardia and Orlando, FL.

-- Announced new nonstop service to Wichita Mid-Continent Airport beginning May 8 and to General Mitchell Airport in Milwaukee beginning June 19.

-- Announced a new interline ticket and baggage agreement with British Airways permitting British Airways tickets to be issued over AirTran Airways' routes and offer seamless transfer of baggage from one carrier to another.

-- Named Best Low-Fare Airline by Entrepreneur Magazine for the third time.

-- Announced the appointment of Alfred "Jack" Smith III as senior vice president, customer
   service to replace Tommy Kalil, who retired after 42 years of service in the industry and seven
   years as senior vice president of customer service at AirTran Airways.

AirTran Holdings, Inc., will conduct a conference call to discuss quarterly earnings today at 10:00 a.m.
Eastern. A live broadcast of the conference call will be available via the Internet at
http://www.airtran.com.

AirTran Airways provides affordable air travel with 377 flights a day to 37 cities throughout the
eastern United States. The airline's hub is at Hartsfield Atlanta International Airport, the world's busiest
airport (by passenger volume), where it is the second largest carrier operating 151 flights a day. AirTran
Airways is a subsidiary of AirTran Holdings, Inc. (NYSE:AAI).

Unlike other airlines, AirTran Airways never requires a roundtrip purchase or Saturday night stay. The
airline offers a Business Class any business can afford, all-assigned seating, a generous frequent flier
program, and a corporate program called A2B. For more information and reservations, visit
http://www.airtran.com (America Online Keyword: AirTran), call your travel agent or AirTran Airways at
1-800-AIRTRAN (800-247-8726) or 770-994-8258 in Atlanta. En espanol, 1-877-581-9842.

Editor's note: Statements regarding the Company's return to profitability, fleet plans, and our ability to
maintain or improve low costs are forward-looking statements and are not historical facts. Instead, they
are estimates or projections involving numerous risks or uncertainties, including but not limited to,
consumer demand and acceptance of services offered by the Company, the Company's ability to maintain
current cost levels, fare levels and actions by competitors, regulatory matters and general economic
conditions. Additional information concerning factors that could cause actual results to differ materially
from those in the forward-looking statements is contained from time to time in the Company's SEC
filings, including but not limited to the Company's annual report on Form 10-K for the year ended
December 31, 2001. The Company disclaims any obligation or duty to update or correct any of its
forward-looking statements.

CONTACT: AirTran Airways, Orlando
             Tad Hutcheson, 407/251-5578

AirTran Holdings, Inc.
Consolidated Statements of Operations
(In thousands, except per share data and statistical summary)
(Unaudited)

		Three Months Ended March 31,				Percent Change
		2002			**2001***	
Operating Revenues:						
Passenger	$	155,689	$		169,265	(8.0)
Cargo		243			620	(60.8)
Other		3,372			3,858	(12.6)
Total operating revenues		159,304			173,743	(8.3)
Operating Expenses:						
Salaries, wages and benefits		45,252			39,016	16.0
Aircraft fuel		33,805			36,286	(6.8)
Aircraft rent		13,758			5,747	139.4
Distribution		10,705			12,487	(14.3)
Maintenance, materials and repairs		10,563			20,516	(48.5)
Landing fees and other rents		10,010			9,302	7.6
Aircraft insurance and security services		7,808			2,789	180.0
Marketing and advertising		5,675			5,134	10.5
Depreciation		4,411			8,135	(45.8)
Other operating		20,249			16,399	23.5
Total operating expenses		162,236			155,811	4.1
Operating Income (Loss)		(2,932)			17,932	NM
Other (Income) Expense:						
Interest income		(533)			(1,751)	(69.6)
Interest expense		7,479			10,628	(29.6)
SFAS 133 adjustment		(5,857)			(1,466)	299.5
Other expense, net		1,089			7,411	(85.3)
Income (Loss) Before Income Taxes and Cumulative Effect of Change in Acctg. Principle		(4,021)			10,521	NM
Income Tax Expense (Benefit)		(987)			1,064	NM
Income (Loss) Before Cumulative Effect of Change in Acctg. Principle		(3,034)			9,457	NM
Cumulative Effect of Change in Acctg. Principle, Net of Tax		--			(657)	NM
Net Income (Loss)	$	(3,034)	$		8,800	NM
Basic Earnings (Loss) per Common Share						
Earnings (loss) before cumulative effect of change in acctg. principle	$	(0.04)	$		0.14	NM
Cumulative effect of change in acctg. principle		--			(0.01)	NM
Earnings (loss) per common share, basic	$	(0.04)	$		0.13	NM
Diluted Earnings (Loss) per Common Share						
Earnings (loss) before cumulative effect of change in acctg. principle	$	(0.04)	$		0.13	NM
Cumulative effect of change in acctg. principle		--			(0.01)	NM
Earnings (loss) per common share, diluted	$	(0.04)	$		0.12	NM
Weighted-average Shares Outstanding						
Basic		69,786			66,371	5.1
Diluted		69,786			71,616	(2.6)

* Certain 2001 amounts have been reclassified to conform with 2002 presentation.

Note: NM denotes calculation not meaningful.

AirTran Holdings, Inc.
Statistical Summary
(Unaudited)

| | Three Months Ended March 31, | | | |
	2002		2001	Percent Change
First Quarter Statistical Summary:				
Revenue passengers	2,126,405		2,088,309	1.8
Revenue passenger miles (000s)	1,193,338		1,124,550	6.1
Available seat miles (000s)	1,799,189		1,594,737	12.8
EBITDAR	$ 15,237		$ 31,814	(52.1)
Operating margin	(1.8) %		10.3 %	(12.1) pts.
Net margin	(1.9) %		5.1 %	(7.0) pts.
Block hours	52,860		47,706	10.8
Passenger load factor	66.3 %		70.5 %	(4.2) pts.
Break-even load factor	68.0 %		66.1 %	1.9 pts.
Average fare	$ 73.22		$ 81.05	(9.7)
Average yield per RPM	13.05 ¢		15.05 ¢	(13.3)
Passenger revenue per ASM	8.65 ¢		10.61 ¢	(18.5)
Operating cost per ASM	9.02 ¢		9.77 ¢	(7.7)
Non-fuel operating cost per ASM	7.14 ¢		7.49 ¢	(4.7)
Average cost of aircraft fuel per gallon	87.38 ¢		98.27 ¢	(11.1)
Weighted-average number of aircraft	60		55	9.1